MRU Holdings, Inc., Response to 6/08/2006 SEC letter, File No. 000-33487

Financial Statements
Statement of Operations, page F-4

      1. We note your response to prior comment 2. Please revise your filings to clearly disclose that management has determined all of your employee costs should be allocated to overhead and disclose the rationale for such decision. In your revision, please specifically disclose why management does not believe employee costs are costs directly related to the generation of revenues.

            COMPANY'S RESPONSE: The Company has reviewed the public filings of two (2) publicly traded competitors (The First Marblehead Corporation, FEIN 04-3295311 and Nelnet, Inc., FEIN 84-0748903). Both of these companies show all salaries, benefits, and compensation expenses in the same manner that the Company has disclosed, without any additional disclosure regarding rationale for basis of such decision. The Company has remained consistent in allocating the expenses in the way presented and management feels that this reporting is accurate.

      2. We note your response to prior comment 3 and the revisions made in your March 31, 2006 Form 10-QBS. It appears that your subtotal labeled "Net (loss) before other income/(loss)" is meant to distinguish between operating and non-operating income. In the interest of clarity and so as not to be confused with the presentation of a non-GAAP financial measure such as EBIT, please review future filing to label this subtotal "Operating Income/(Loss)" or something similar.

            COMPANY'S RESPONSE: The Company will use "Operating Income/(Loss)" as the label for this total in future filings with the Commission.

Statement of Changes in Stockholders' Equity (Deficit), page F-5

      3. We note your response to prior comment 5. Please revise future filings to clearly disclose how the reverse merger has been reflected in your Statement of Changes in Stockholders' Equity. If you continue to present the effects of the reverse merger as a single line item, please provide comprehensive footnote disclosure to explain the various components of such line item.

            COMPANY'S RESPONSE: The Company will continue to present the reverse merger as a single line item and, as suggested, the Company will provide a comprehensive footnote disclosure (the Company's response to prior comment 5) to explain the various components of this line item in future filings.

Note 2: Summary of Significant Accounting Policies, page F-7
Student Loan Receivable

      4. We note your response to prior comments 8 and 10. You have asserted that you determined the fair value of your student loans receivable by reviewing valuations of the same or similar instruments held in the market. Market transactions are an observable determination of fair value; however, we believe that ignoring key assumptions, such as prepayment speed, delinquency, and repayment, in comparing your receivables to market transactions could result in an inaccurate determination of fair value. Please tell us why you believe that the market value of these loans should be used as an indicator of the fair value of the loans in your portfolio when in fact you do not know if the characteristics of such loans are similar to yours. In addition, specifically tell us how you applied the guidance in paragraph 26-27 of SFAS 107 when determining the fair value of your student loan portfolio.

            COMPANY'S RESPONSE: In the Company's responses to prior comments 8 and 10, the Company based its determination of the fair value of the Company's student loan receivable portfolio by reviewing the same asset class (private student loans) held by others in the marketplace. The Company relied on key assumptions such as prepayment speed, delinquency, and repayment. In fact the Company enumerated those characteristics in its responses. The Company assumed that, without knowledge to the contrary, that the Company's student loan receivable portfolio would have no material differences in these characteristics such that these holdings of similar assets in the marketplace would not be a fair value approximation for the Company's own asset holdings. The Company believes that this decision is well grounded in the Company's Summary of Significant Accounting Policies - Use of Estimates disclosure.

MRU Holdings, Inc., Response to 6/08/2006 SEC letter, File No. 000-33487

            Further, the Company believes that SFAS 107, paragraph 26 supports the Company's fair value estimate by measurement against the market.
                  "For some predominantly financial entities, loans receivable may be the most significant category of financial instruments. Market prices may be more readily available for some categories of loans (such as residential mortgage loans) than for others. If no quoted market price exists for a category of loans, an estimate of fair value may be based on (a) the market prices of similar traded loans with similar credit ratings, interest rates, and maturity dates..."

            The Company prices its student loan products in a competitive marketplace and has knowledge that the products that the Company offers are comparable in terms of credit ratings, interest rates, and maturity dates with the holdings of the marketplace which the Company has used to approximate fair value of its own student loan receivables portfolio.

Note 5: Stockholders' Equity
Preferred Stock, page F-12

      5. We note your response to prior comment 14. Please note that SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. Therefore, APB 20 continues to be applicable for purposes of restating your financial statements for the period ending June 30, 2005. In your prior response you acknowledged that you did not properly apply the guidance of EITF 98-5 upon issuance of your Series A preferred stock. This misapplication of generally accepted accounting principles represents an error in your financial statements for the year ended June 30, 2005. As previously requested, tell us how you considered the guidance in paragraph 17-26 of APB 9 in determining whether the correction of this error would require you to restate prior period financial statements.

            COMPANY'S RESPONSE: To review, the Company's initial response to this issue is as follows:

            EITF 98-5 requires recognition of a conversion feature that is in-the-money at issuance as additional paid-in-capital, measured by allocating a portion of the proceeds equal to the intrinsic value of that feature. The intrinsic value of the Series A Convertible Preferred Stock is the difference between the conversion price ($3.50) and the fair value of the stock into which the security is convertible.

            The Company will reclassify $7,382,067.75 (the beneficial conversion feature for 3,280,919 shares of Preferred Stock Series A with conversion price to common stock of $3.50 when common stock's close was $5.75 - fair value of the stock into which the security is convertible) from Retained Earnings to Additional Paid-In Capital - Series A Beneficial Conversion. The Company will eliminate this APIC account when the Series A shares are converted into the Company's common stock.

            The Company believes that APB 9 and APB 20 are not relevant since the correction of this error has no impact on income before extraordinary items, net income, or the trend of earning. This is a reclassification within the Equity section of the Balance Sheet that does not require restatement of prior period financial statements. The Company will revise the filing to include a reclassification footnote explaining the reclassification within the equity section, which has no bearing on income or loss.

MRU Holdings, Inc., Response to 6/08/2006 SEC letter, File No. 000-33487

Warrants, page F-12

      6. We note your response to prior comment 15. In your response you assert that those warrants that have a cashless exercise feature do not have a net settlement alternative and thus do not meet the conditions in paragraph 6(c) of SFAS 133. It appears that you do not consider a cashless exercise feature itself to be a form of net settlement. Please explain to us how the cashless exercise feature in your warrants functions. Please also tell us how you considered the guidance in DIG Issue A17 which refers to cashless exercise as a form of net share settlement.

            COMPANY'S RESPONSE: Warrants that have a cashless exercise price only have a cashless exercise price. These warrants are exercisable with only the execution of the contract by the warrant holder. Cashless exercise warrants do not permit net settlement; the Commission is correct in that the Company does not consider cashless warrants having any alternative that would allow net settlement. If the Company had issued warrants that would have an exercise price greater than $0 and would also have a cashless exercise feature, the Company could agree with the Commission's comments. But the Company does not have any warrants with such features.

            DIG Issue A17 refers to cashless exercise as a form of net share settlement where:

            "Under net share settlement of an option or warrant to purchase common stock, the party with a loss delivers to the party with a gain an amount of common shares (which is the asset related to the underlying) with a current fair market value equal to the gain."

            The DIG 133 Issue A17 then goes into an example where a warrant with a strike price of $10/share is net settled where the warrant provides the choice of settling a contract on a physical basis (100 shares at cash exercise price) or on a net settlement basis (50 shares art a cashless exercise price.

            Our warrants do not give the warrant holder any other option to settle the contract at any exercise price other than the stated exercise price. For some warrants, the stated exercise price is $0 - a cashless exercise. DIG 133 Issue A17 is not relevant to the Company's warrants.

      7. We note your response to prior comment 16. Given that you have determined that the warrants qualify for equity classification, we would have expected a line item on your Statement of Shareholders' Equity describing the issuance. Please tell us the values you have assigned to your warrants issued and the line items in your financial statements where the warrants have been recorded.

            COMPANY'S RESPONSE: The Company effectively netted the Issuance Costs with the offset to Additional Paid-in Capital - Warrants in the Statement of Shareholders' Equity. Internally, the Company calculated the value of the warrants using the Black-Scholes fair pricing model based on a stock and exercise price of $3.50, expected life of ten (10) years, and an annualized volatility of 25.15%, totaling a value of $11,636,345 assigned to the Warrants.

Form 10-QSB filed for the Fiscal Quarter Ended December 31, 2005 and March 31, 2006

      8. We note in your quarterly filings that you have not included a discussion of the periods since the last fiscal year end and the comparable period in the preceding year. Please revise your quarterly filing to include discussions of the operations for the year-to-date periods and the comparable periods in the preceding year. Refer to Item 303 of Regulation S-B.

            COMPANY'S RESPONSE: The Company would prefer to disclose the comparisons to prior periods in the upcoming 10-KSB for the fiscal year ended June 30, 2006, since those comparisons would be more current.